U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT: March 30, 2022

Gratus Capital Properties Fund III, LLC
(the “Company”)

Delaware

(State of other jurisdiction of incorporation or organization)

5155 E. River Rd.

Ste. 403

Fridley, MN 55421

Office: (651) 999-5344

Email: hello@gratusfunds.com

Class A and Class B Interests

(Issued pursuant to Regulation A)

ITEM 9. Other Events

As of March 30, 2022, Gratus Capital Properties Fund III, LLC (the “Company”) has accepted $1,765,897.60 worth of subscriptions in the Company and issued 176,589.76 units to investors.

Transfer of interest in SOCO Group II, LLC

On October 6, 2021, Gratus Capital LLC, an affiliate of GCPF Management LLC (the Manager of the Company) acquired a 34% interest in Soco Group II, LLC, a North Dakota limited liability company, which is developing and will operate a mixed-use residential building composed of multifamily and condominium units, to be located near the corner of 40th Ave S and Columbia Road in south Grand Forks, North Dakota. Gratus Capital LLC paid $1,500,000.00 for this interest.

On March 24, 2022, the Company purchased Gratus Capital LLC’s interest in SOCO Group II, LLC for $1,500,000.00. The Company paid $120,000 in cash and agreed to take out an interest-only advance from the Manager for the remaining $1,380,000.00 with simple interest calculated as the coupon rate on a U.S. 10-year treasury + five percent (5%). This interest rate will be readjusted semi-annually on July 1 and January 1 and is capped at 10%. The Company currently intends to pay off this advance as funds are raised, but may instead to defer payment in order to take advantage of other investment opportunities.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By: Jason Weimer
Manager of GCPF Management LLC Manager

/s/ Robert Barlau
By: Robert Barlau
Manager of GCPF Management LLC Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By: Jason Weimer
Manager of GCPF Management LLC Manager

/s/ Robert Barlau
By: Robert Barlau
Manager of GCPF Management LLC Manager

3